

Mail Stop 4631

September 25, 2009

Brian Pratt
Chairman, Chief Executive Officer and President
Primoris Services Corporation
26000 Commercentre Drive
Lake Forest, California 92630

> **Re: Primoris Services Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 14, 2009**
> **File No. 333-161331**

Dear Mr. Pratt:

We have limited our review of your filing to those issues we have addressed in our comments.

Registration Statement Cover Page

1. Please include the date the registration statement was filed and file number at the top of the cover page in your next amendment.

2. Please clarify in footnote (5) to the second table that holders of 5,146,955 Units have converted their Units, resulting in a balance of 28,045 Units outstanding.

Company History and Merger, page 1

3. We note your response to comment 7 in our letter dated September 9, 2009. Please also discuss the milestone shares to the two foreign managers in the last paragraph on page 1, and clarify whether these shares are included in the 2,500,000 additional shares to be issued for the fiscal year ending December 31, 2009.

Selling Security Holders, page 7

4. We note your response to comment 6 in our letter dated September 9, 2009.

Please reconcile the amounts in the table in the first paragraph to your disclosure in footnotes (11) and (13) to the selling security holder table. It appears that the shares of common stock being offering pursuant to the termination agreements should be 507,600 shares.

Part II - Item 16. Exhibits, page II-3

5. We note your response to comment 4 in our letter dated September 9, 2009. However, since Rutan & Tucker, LLP is only opining on the resale shares, please also include in the exhibit index and incorporate by reference the legal opinion of Graubard Miller filed with the Registration Statement on Form S-1 (File No. 333-134694) covering the Rule 429 securities.

As appropriate, please amend your registration statement in response to these comments. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Thomas J. Crane *(via facsimile 714/546-9035)*
        Shigenobu P. Itoh *(via facsimile 714/546-9035)*
        Rutan & Tucker, LLP
        611 Anton Boulevard, 14th Floor
        Costa Mesa, California 92626